John
Keells
Holdings

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Nine months ended 31st December 2003

Chairman's Message

Your Company continued the exceptional performances of the previous two quarters, and the last financial year, in recording a 24 per cent increase in Revenues, a 77 per cent growth in Group Operating Profits and a 68 per cent increase in Pre Tax Profits, prior to Exceptional Items, over the corresponding period, in the third quarter 2003/2004 – a quarter that started with much optimism and buoyancy with heightened levels of External Trade and Tourism but ended rather depressingly as the Constitutional Crisis dragged on, unresolved. The Revenues and Group Operating Profit for the nine months ended 31 December 2003 were higher than the corresponding period in 2002/2003 by 26 per cent and 86 per cent respectively while the Pre Tax Profits, prior to Exceptional Items, during the same period, at just below the symbolic Rs 2 billion mark, was 73 per cent over the corresponding period last year.

The Profit Attributable to the Group in the quarter was 48 per cent higher than the corresponding quarter of 2002/2003 while the Rs 1 billion Profit Attributable to the Group for the 9 months ended 31 December 2003, after totally absorbing a Rs 756 million Voluntary Retirement Cost and enjoying a profit of Rs 46 million from Discontinued Operations, was 19 per cent higher than that of the corresponding period in 2002/2003 which also enjoyed a Rs 103 million Exceptional Profit from Discontinued Operations.

The JKH Company Pre Tax Profits for the quarter, and nine months, ended 31 December 2003 were 77 per cent and 103 per cent over the corresponding periods in 2002/2003.

JKH successfully concluded a Private Share Placement and a 1 for7 Rights Issue, during the quarter, raising a total of Rs 6.1 billion.

The **Food and Beverage** Sector though performing below expectations, during the quarter, maintained a year to date level of profitability similar to that of the previous year. The full effects of the VRS did not take root as a result of sluggish volume growth in the core soft drinks segment. While the efforts to entrench the Elephant House Brand in the Supermarket segment continued, Keells Food Products and Keells Restaurants performed well during the quarter as consumer preference towards convenience became more evident.

South Asia Gateway Terminals (SAGT) and Lanka Marine Services (LMS), despite incurring a Rs 69 million VRS cost, have been the key contributors towards the profit growth in the **Transportation** Sector. Amidst increasing competitive pressure, SAGT with an enhanced capacity of 1.2mn TEU, performed commendably during the quarter while LMS benefited from a pick up in overall activity at the Port of Colombo.

The **Plantation** Sector registered a good performance in the quarter. Tea Small Holders, Kegalle Plantations and Namunukula profitability is significantly better than last year. Concerted focus on quality, aided by strong rubber prices and improved prices in low grown teas were the main factors behind this showing.

With tourist arrivals to the country exceeding the 500,000 mark, and expected to grow even further, new horizons have been defined for our **Leisure** Sector. Our overall offering in this Sector was significantly enhanced by the addition of two top end City Hotels, the Colombo Plaza and the TransAsia, to our existing portfolio of Resorts and Destination Management Companies. Sector profits during the quarter increased significantly over the corresponding period, last year. The Destination Management Companies whilst taking advantage of the overall improvements in the leisure scenario are well poised, as a result of renewed capacities and capabilities, to provide a more customer focussed and value added service.

The **Real Estate** Sector has reaped immediate benefits with high returns from Crescat Development Ltd. If the economy does not suffer too greatly as a result of the current political impasse, the immediate prospects in this Sector are significant with the availability of prime land for development.

The **Information Technology** Sector has still not reaped its full potential. Although the profits recorded during the quarter were reasonable, mainly as a result of contributions from the Office Automation and Systems/Networking businesses, the contribution from the Software Business has been below expectations.

The **Financial Services** Sector continued to maintain the rapid growth momentum, which commenced last year. John Keells Stock Brokers was the major contributor towards this success, generating strong returns and maintaining its rank as the No.1 Stock Broker in the industry. Nations Trust Bank, which successfully launched its American Express credit card operations during the last quarter, performed well while Union Assurance also contributed reasonably to the Sector's profit growth.

The recent political evolvements and the resultant uncertainties surrounding the cease fire and the continuation of the peace process have undoubtedly caused a dip in the level of overall business confidence and should the issues in contention be allowed to remain unresolved for much longer, the medium and long-term economic prospects could suffer serious damage. Whilst the Group wishes to maintain an apolitical stance, it is hopeful that the parties involved would reach a sustainable settlement in the best interest of the nation. Sri Lanka, after two decades of isolation, has in the recent past, through a shared vision with its international partners, integrated with the global environment and are well set to benefit out of it. For Sri Lanka, at this stage, to ignore the inter-dependencies that exist between peace, stability, business confidence, economic prosperity and, as a result of the aforesaid, the well being of all its citizens, is to drive itself back to the malaise of isolation. It is our bounden duty to ensure that this does not happen.

In the meanwhile, we will continue to introspect and pursue change initiatives in the areas of Sourcing, Information Systems and Human Resources – initiatives that will create an efficient operating environment which fortifies and enhances our ability to generate superior returns to our Shareholders and a corporate culture that makes John Keells a model corporate citizen to its Stakeholders and **More Than Just a Work Place** to its Employees.

V. Lintotawela
Chairman
28 January 2004

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED 31ST DECEMBER 2003

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31 December			Nine months to 31 December		
	2003	2002	Change	2003	2002	Change
Revenue	5,832,493	4,699,455	24%	15,306,292	12,178,806	26%
Cost of Sales	-3,840,636	-3,369,582	14%	-10,397,573	-8,682,407	20%
Gross Profit	1,991,857	1,329,873	50%	4,908,719	3,496,399	40%
Other Operating Income	116,659	52,751	121%	207,047	125,834	65%
	2,108,516	1,382,624	53%	5,115,766	3,622,233	41%
Administrative Expenses	-942,637	-683,204	38%	-2,401,437	-1,932,195	24%
Distribution Expenses	-210,326	-160,995	31%	-508,308	-444,742	14%
Other Operating Expenses	-96,705	-68,788	41%	-295,425	-190,521	55%
Profit from Operating Activities	858,848	469,637	83%	1,910,596	1,054,775	81%
Finance Expenses	-187,258	-89,178	110%	-398,054	-242,865	64%
Profit from Operating Activities after Finance Expenses	671,590	380,459	77%	1,512,542	811,910	86%
Share of Associate Company Profits	155,612	111,994	39%	472,690	335,653	41%
Profit before VRS and Sale of Discontinued Operations	827,202	492,453	68%	1,985,232	1,147,563	73%
Cost of Voluntary Retirement Scheme	-	-11,269	-100%	-755,673	-26,381	2764%
Profit from sale of Discontinued Operations	45,697	-	0%	45,697	103,016	-56%
Profit before Taxation	872,899	481,184	81%	1,275,256	1,224,198	4%
Income Tax Expense	-158,524	-52,735	201%	-174,275	-237,266	-27%
Profit after Taxation	714,375	428,449	67%	1,100,981	986,932	12%
Minority Interest	-156,492	-52,289	199%	-69,537	-119,581	-42%
Profit available to the Group	557,883	376,160	48%	1,031,444	867,351	19%

	Rs.	Rs.	Rs.	Rs.
Earnings per share for the period - Basic/Diluted	1.98	1.51	3.96	3.50
Dividends per share - Gross	0.00	0.00	0.00	0.00

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 31ST DECEMBER	2003	2002	As at 31.03.2003
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	18,795,848	9,509,732	10,172,219
Intangible Assets - Goodwill	1,355,043	632,942	599,747
Investments in Subsidiaries	8,878	10,680	9,785
Investments in Associates	2,900,709	2,556,688	2,639,584
Other Investments	194,988	128,570	128,572
Investment Properties	133,817	-	-
Other Non-Current Assets	162,380	3,500	18,293
Deferred Expenditure	-	1,593	-
	23,551,663	12,843,705	13,568,200
Current Assets			
Inventories	1,953,006	1,911,200	1,686,965
Trade & Other Receivables	3,788,206	3,759,147	3,292,976
Short Term Investments	1,729,641	635,822	598,402
Cash in Hand and at Bank	1,793,574	1,024,185	957,004
	9,264,427	7,330,354	6,535,347
Total Assets	32,816,090	20,174,059	20,103,547
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	3,000,000	3,000,000
Issued Share Capital	2,993,946	1,864,919	1,876,470
Capital Reserves	7,860,607	2,475,067	2,855,096
Revenue Reserves	2,447,568	2,312,924	2,449,899
Retained Earnings	3,518,229	2,500,273	2,632,583
Total Equity	16,820,350	9,153,183	9,814,048
Minority Interest	4,880,261	1,962,161	2,061,439
Non-current Liabilities			
Negative Goodwill	2,251,001	661,939	653,017
Non-Interest Bearing Borrowings	37,209	-	40,700
Interest Bearing Borrowings	1,608,129	962,882	1,436,372
Deferred Tax Liabilities	328,922	350,541	362,580
Retirement Benefit Obligation	578,139	532,368	541,355
Other Deferred Liabilities	137,797	97,329	100,140
	4,941,197	2,605,059	3,134,164
Current Liabilities			
Trade & Other Payables	3,171,946	3,161,691	2,443,175
Provision for Taxation	92,715	3,227	7,187
Short Term Borrowings	1,023,162	1,574,442	704,467
Non-Interest Bearing Borrowings	10,000	-	10,000
Interest Bearing Borrowings	486,815	365,656	367,763
Bank Overdrafts	1,389,644	1,348,640	1,561,304
	6,174,282	6,453,656	5,093,896
Total Equity & Liabilities	32,816,090	20,174,059	20,103,547
	Rs.	Rs.	Rs
Net Assets per share	56.18	49.08	52.30

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

28th January 2004

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 31ST DECEMBER	2003	2002
In Rs. '000s		
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation after VRS	1,275,256	1,224,198
Adjustments for Interest Received	-77,589	-23,690
Finance Expenses	398,054	242,865
Dividends Received	-3,690	-694
Cost of Voluntary Retirement Scheme	755,673	26,381
Share of Associate Company Profits	-472,690	-335,653
Transfer from Investment Properties	279,663	-
Depreciation	620,297	552,247
Profit from Sale of Discontinued Operations	-45,697	-103,016
Profit on sale of Property, Plant & Equipment	-13,192	-6,299
(Profit)/Loss on sale of Shares	-11,751	-5,450
Goodwill on Consolidation (net)	-5,398	3,973
Retiring Gratuity (net of payments)	722	29,163
Amortisation of Other Deferred Liabilities	-9,199	-4,296
Deferred Expenditure & Non Current Assets (net)	-2,912	377
Operating Profit before Working Capital Changes	2,687,547	1,600,106
(Increase)/Decrease in Inventories	-233,869	-11,825
(Increase)/Decrease in Receivables & Prepayments	-49,744	369,297
Increase/(Decrease) in Creditors & Accruals	386,425	17,443
Increase/(Decrease) in Short Term Borrowings	318,695	542,760
Cash Generated from Operations	3,109,054	2,517,781
Interest Received	77,589	23,690
Finance Expenses Paid	-398,054	-242,865
Dividends Received	382,823	694
Voluntary Retirement Cost Paid	-755,673	-26,381
Income Tax Paid	-219,464	-237,842
Net Cash Flow from Operating Activities	2,196,275	2,035,077
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	-671,612	-452,824
Purchase of Investments	-361,515	-16,362
Purchase of Subsidiaries	-5,564,807	-1,199,362
Acquisition of Interest in Subsidiaries	-61,294	-12,271
Proceeds from sale of Property, Plant & Equipment	44,490	9,509
Proceeds from Disposal of Associates/Subsidiaries	29,709	26,233
Proceeds from sale of Other Investments	8,031	39,793
Grants Received	4,467	7,979
Net Cash Flow used in Investing Activities	-6,572,531	-1,597,305
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Shares - Company	6,175,516	47,582
Minority Interest	-202,038	-91,188
Dividends Paid	-179,936	-166,872
Proceeds from Interest Bearing Borrowings	248,666	50,848
Repayment of Interest Bearing Borrowings	-234,310	-243,151
Net Cash Flow from Financing Activities	5,807,898	-402,781
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	1,431,642	34,991
CASH & CASH EQUIVALENTS AT THE BEGINNING (after adjustments)	701,929	276,376
CASH & CASH EQUIVALENTS AT THE END	2,133,571	311,367
CASH & CASH EQUIVALENTS		
Short Term Investments	1,729,641	635,822
Cash in Hand	1,793,574	1,024,185
Bank Overdrafts	-1,389,644	-1,348,640
Cash & Cash Equivalents	2,133,571	311,367

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED 31ST DECEMBER 2003

COMPANY INCOME STATEMENT

	Quarter ended 31 December			Nine months to 31 December		
	2003	**2002**	Change	**2003**	**2002**	Change
Revenue	434,907	276,326	57%	1,131,623	698,384	62%
Cost of Sales	-26,745	-25,825	4%	-80,306	-66,337	21%
Gross Profit	408,162	250,501	63%	1,051,317	632,047	66%
Other Operating Income	3,422	9,447	-64%	11,286	15,056	-25%
	411,584	259,948	58%	1,062,603	647,103	64%
Administrative Expenses	-53,243	-46,497	15%	-165,392	-141,871	17%
Other Operating Expenses	-9,234	-11,937	-23%	-26,681	-37,005	-28%
Profit from Operating Activities	349,107	201,514	73%	870,530	468,227	86%
Provision for fall in value of Investments	-10,875	-2,685	305%	-32,627	-7,552	332%
Finance Expenses	-98,408	-63,031	56%	-212,048	-152,746	39%
Profit before Taxation	239,824	135,798	77%	625,855	307,929	103%
Income Tax Expense	-	-		7,056	-	
Profit after Taxation	239,824	135,798	77%	632,911	307,929	106%

	Rs.	Rs.	Rs.	Rs.
Earnings per share for the period - Basic/Diluted	0.85	0.55	2.43	1.24
Dividends per share - Gross	0.00	0.00	0.00	0.00

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

COMPANY BALANCE SHEET

AS AT 31ST DECEMBER	2003	2002	As at 31.03.2003
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	419,878	392,549	414,681
Investments in Subsidiaries & Joint Ventures	9,196,588	3,624,791	3,640,794
Investments in Associates	1,589,847	1,267,351	1,252,351
Other Investments	97,056	82,057	97,056
Other Non-Current Assets	228,286	399,080	372,412
	11,531,655	5,765,828	5,777,294
Current Assets			
Inventories	491	562	554
Trade & Other Receivables	379,579	677,426	380,332
Short Term Loans given to Related Parties	311,458	366,770	341,034
Short Term Investments	337,800	253,582	196,921
Cash in Hand and at Bank	41,367	1,660	23,207
	1,070,695	1,300,000	942,048
Total Assets	12,602,350	7,065,828	6,719,342
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	3,000,000	3,000,000
Issued Share Capital	2,993,946	1,864,919	1,876,470
Capital Reserves	6,259,726	1,138,766	1,201,686
Revenue Reserves	1,229,936	1,082,976	1,229,936
Retained Earnings	655,083	329,781	202,108
Total Equity	11,138,691	4,416,442	4,510,200
Non-current Liabilities			
Interest Bearing Borrowings	787,184	366,303	809,213
Deferred Tax Liabilities	693	-	693
Retirement Benefit Obligation	50,757	40,926	41,288
	838,634	407,229	851,194
Current Liabilities			
Trade & Other Payables	109,150	165,113	105,643
Amounts due to Related Parties	264,730	231,187	210,612
Dividends Payable	-	-	-
Short Term Borrowings	-	983,808	250,000
Interest Bearing Borrowings	179,158	179,158	179,158
Bank Overdrafts	71,987	682,891	612,535
	625,025	2,242,157	1,357,948
Total Equity & Liabilities	12,602,350	7,065,828	6,719,342
	Rs.	Rs.	Rs
Net Assets per share	37.20	23.68	24.04

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J. R. F. Peiris
Group Finance Director

28th January 2004

JOHN KEELLS HOLDINGS LIMITED

COMPANY CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 31ST DECEMBER	**2003**	**2002**
In Rs. '000s		
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation	625,855	307,929
Adjustments for : Finance Expenses	212,048	152,746
Depreciation	13,393	11,851
Profit on sale of Property, Plant & Equipment	-1,616	-3,162
(Profit)/Loss on sale of Shares	-9,772	-6,765
Provision for fall in value of Investments	32,627	7,552
Bad Debts	13,435	13,665
Retiring Gratuity (net of payments)	9,469	-4,041
Operating Profit before Working Capital Changes	895,439	479,775
(Increase)/Decrease in Inventories	63	-306
(Increase)/Decrease in Receivables & Prepayments	37,384	474,132
Increase/(Decrease) in Creditors & Accruals	57,627	-203,871
Increase/(Decrease) in Short Term Borrowings	-250,000	475,336
Cash Generated from Operations	740,513	1,225,066
Finance Expenses Paid	-212,048	-152,746
Income Tax Paid	-	-1,659
Net Cash Flow from Operating Activities	528,465	1,070,661
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	-23,292	-20,956
Purchase of Investments	-5,962,277	-1,255,771
Proceeds from sale of Property, Plant & Equipment	6,317	3,162
Proceeds from sale of Investments	46,132	22,486
Net Cash Flow Used in Investing Activities	-5,933,120	-1,251,079
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Shares	6,175,516	47,582
Dividends Paid	-179,936	-166,872
Long Term Borrowings - related parties	130,690	21,578
Proceeds from Interest Bearing Borrowings	100,000	1,750
Repayment of Interest Bearing Borrowings	-122,028	-121,882
Net Cash Flow from Financing Activities	6,104,242	-217,844
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	699,587	-398,262
CASH & CASH EQUIVALENTS AT THE BEGINNING	-392,407	-29,387
CASH & CASH EQUIVALENTS AT THE END	307,180	-427,649
CASH & CASH EQUIVALENTS		
Short Term Investments	337,800	253,582
Cash in Hand	41,367	1,660
Bank Overdrafts	-71,987	-682,891
Cash & Cash Equivalents	307,180	-427,649

JOHN KEELLS HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

Group

AS AT 31ST DECEMBER	**2003**	**2002**
Balance as at 31st March	9,814,048	8,284,149
Adjustment on account of changes in holdings	12,619	-15,624
	9,826,667	8,268,525
Adjustment on account of Revaluation	-	-39,221
Adjustment on account of discontinued operations	-34,476	-
Private Placement	240,000	-
Rights Issue	374,186	-
Share Options exercised during the period	33,927	11,460
Premium on issue of Shares during the period	5,527,403	36,122
	15,967,707	8,276,886
Gain/Loss not recognised in the Income Statement - Currency Translation Reserve	1,135	8,946
Net Profit for the period	1,031,444	867,351
Final Dividend Paid	-179,936	-
Balance as at 31st December	16,820,350	9,153,183

Company

AS AT 31ST DECEMBER	**2003**	**2002**
Balance as at 31st March	4,510,200	4,060,931
Share Options exercised during the period	33,927	11,460
Premium on issue of Shares during the period	5,527,403	36,122
Private Placement	240,000	-
Rights Issue	374,186	-
	10,685,716	4,108,513
Net Profit for the period	632,911	307,929
Final Dividend Paid	-179,936	-
Balance as at 31st December	11,138,691	4,416,442

28th January 2004

JOHN KEELLS HOLDINGS LIMITED

SEGMENT INFORMATION

For the nine months ended 31st December	Food & Beverage 2003	Food & Beverage 2002	Transportation 2003	Transportation 2002	Plantation 2003	Plantation 2002	Leisure 2003	Leisure 2002	Information Technology 2003	Information Technology 2002	Financial Services 2003	Financial Services 2002	Others 2003	Others 2002	Group Total 2003	Group Total 2002
In Rs. '000s																
Total Sales	6,709,389	6,253,565	3,923,845	2,871,151	2,842,454	2,592,747	2,527,770	1,598,720	1,042,750	907,140	938,055	544,301	2,713,781	1,579,965	20,698,044	16,347,589
Less:																
Inter Segment Sales	-17,845	-13,432	-32,065	-1,059	-56,466	-39,698	-102,024	-80,035	-33,860	-24,579	-	-	-926,405	-297,896	-1,168,665	-456,699
Intra Segment Sales	-1,906,996	-1,836,253	-91	-950	-	-	-59,944	-50,412	-24,708	-22,072	-	-	-2,065	-3,522	-1,993,804	-1,913,209
Segment Revenue	4,784,548	4,403,880	3,891,689	2,869,142	2,785,988	2,553,049	2,365,802	1,468,273	984,182	860,489	938,055	544,301	1,785,311	1,278,547	17,535,575	13,977,681
Share of Associate Company turnover															-2,229,283	-1,798,875
Revenue															15,306,292	12,178,806
Segment Operating Profits	-480,422	199,044	749,651	687,591	232,894	103,189	366,222	88,400	27,745	23,464	260,023	35,955	310,150	203,586	1,466,263	1,341,229
Other Operating Income															207,047	125,834
Provision for fall in Value of Investments																
Finance Expenses															-398,054	-242,865
Profit before Taxation	-521,082	202,950	782,056	728,446	162,370	57,117	427,382	94,686	34,204	25,281	266,603	38,734	123,723	76,984	1,275,256	1,224,198
Income Tax Expense	93,865	-54,319	-73,403	-103,631	-42,296	-31,319	-58,708	-26,802	-9,671	-2,359	-60,316	-14,021	-23,746	-4,815	-174,275	-237,266
Profit after Taxation	-427,217	148,631	708,653	624,815	120,074	25,798	368,674	67,884	24,533	22,922	206,287	24,713	99,977	72,169	1,100,981	986,932

JOHN KEELLS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31ST DECEMBER 2003

1. Market Price per share

		2003		2002
			Company	
Market Price	- Highest (for the period)	150.00		84.50
Market Price	- Lowest (for the period)	69.75		54.00
Market Price	- Last Traded (for the period)	99.00		79.00

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2003 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended, where relevant, to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. The cost of Voluntary Retirement Schemes of Ceylon Cold Stores Ltd, John Keells Ltd and Lanka Marine Services Ltd amounted to Rs. 673.7, Rs. 12.5 and Rs. 69.3 million respectively.

6. The Company granted a Bonus Issue of 1 ordinary Share for every 4 existing ordinary shares on 27 June 2003 and a Rights Issue of 1 ordinary share for every 7 ordinary shares held on 6 November 2003 at a price of Rs. 75 per Share.

7 The Authorised Share Capital of the company was increased to Rs. 10 billion and 24 million Ordinary shares were issued through a Private Placement at Rs. 134 per share.

8. The Company acquired 60.5% of Asian Hotels Corporation Ltd on 19 September 2003 at a cost of Rs. 4 billion triggering a mandatory offer at the highest paid price of Rs.30 per share. Through this route, the Company acquired a further 14.55%. As at the Balance Sheet date, the Company holds 83.8% stake in Asian Hotels Corporation Ltd at a cost of Rs.5.5 billion.

9. The Group disposed its investment in Beruwala Walk Inn Ltd on 3 October 2003 for a consideration of Rs. 30 million.

10 . Subsequent to the Balance Sheet Date the group disposed its investments in Gorden Frazer and Company and John Keells Institute of Information Technology for a consideration of Rs 23 million and Rs 1.5 million respectively.

11. There have been no other events subsequent to the Balance Sheet Date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company

John Keells Holdings Limited

Legal Form

Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors

Mr V Lintotawela – Chairman
Mr S C Ratnayake – Joint Managing Director
Mr A D Gunewardene – Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das
Mr N C Vitarana

Audit Committee

Mr S Easparathasan – Chairman
Mr E F G Amerasinghe
Mr N C Vitarana

Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr V Lintotawela
Mr N C Vitarana

Nominations Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr V Lintotawela
Mr N C Vitarana

Secretaries and Registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

CitiBank NA
New York

Registered Office of the Company

130 Glennie Street
Colombo 2
Sri Lanka

Contact Details

P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone: (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com